Exhibit (a)(1)(G)

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TO HOLDERS OF BTCS SERIES V PREFERRED STOCK

We've unlocked Series V liquidity.

1. **Name your price.** Tell us the lowest price you would accept — anywhere from **$0.04 to $1.00** per share — or simply accept the final purchase price.

2. **Prefer to keep your shares?** Do nothing. You keep every right you have today.

Scan the QR code to learn about the tender offer

$500,000 total

That is all BTCS will pay for Series V shares in this offer. **If holders tender more shares than $500,000 buys, not every share will be purchased — the lowest-priced offers are filled first.**

Questions? Call InvestorCom toll-free at (877) 972-0090

BTCS
NASDAQ: BTCS

How the Series V tender offer works

Every BTCS shareholder received one Series V Preferred share per common share in 2023. Since then U.S. holders have had no way to sell. BTCS is now offering to buy shares of Series V Preferred Stock having an aggregate purchase price of up to **$500,000**, at a price of **not less than $0.04 nor more than $1.00** per share, through a modified "Dutch auction."

1. Decide the lowest price (between $0.04 and $1.00) you would accept, or choose "at the purchase price."

2. If your shares are held at a broker, tell your broker to tender — it will appear as a *voluntary corporate action* in your account. If you hold shares directly, use the Letter of Transmittal.

3. After the offer expires, BTCS pays one price to everyone whose shares it buys. Shares tendered above that price are returned. If more shares are tendered than the cap allows, purchases are pro rata.

Prefer to keep your shares? Do nothing. You lose none of your rights.

Offer expires 5:00 p.m. New York time, Tuesday, December 15, 2026 — brokers set earlier deadlines.

Questions? Call InvestorCom, the Information Agent, toll-free at (877) 972-0090 or visit btcs.com/seriesv-tender.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Series V Preferred Stock. The tender offer is made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials filed with the SEC as exhibits to BTCS's Tender Offer Statement on Schedule TO. HOLDERS SHOULD READ THOSE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. They are available free at www.sec.gov, at btcs.com/seriesv-tender and from the Information Agent. None of BTCS, its Board, the Information Agent or the Depositary makes any recommendation as to whether to tender or at what price. BTCS's directors and executive officers will not tender. The purchase price may be less than the market price of BTCS common stock; see "Risk Factors" in the Offer to Purchase.

BTCS Inc.
303 W. Lancaster Ave #336
Wayne, PA 19087

PRESORTED
FIRST-CLASS
U.S. POSTAGE PAID

[SHAREHOLDER NAME]
[ADDRESS LINE 1]
[ADDRESS LINE 2]
[CITY, ST ZIP]

Scan for the Offer to Purchase
btcs.com/seriesv-tender